September 3, 2021

Division of Corporation Finance

Office of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Lucid Diagnostics Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 14, 2021 CIK No. 0001799011

Ladies and Gentlemen:

On behalf of Lucid Diagnostics Inc. (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated August 6, 2021, relating to the above-referenced Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Draft Registration Statement”).

Captions and page references herein correspond to those set forth in Amendment No. 2 to the Draft Registration Statement, which is being submitted to your office concurrently herewith. We are also delivering to Ms. Laura Crotty of your office a courtesy copy of Amendment No. 2 to the Draft Registration Statement that has been marked to show the changes from Amendment No. 1 to the Draft Registration Statement.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1 filed July 14, 2021

Prospectus Summary Overview, page 5

1.	Please clarify in the Summary the significance of EsoGuard being commercialized as a Laboratory Developed Test. Your disclosure surrounding such designation should include a balanced discussion, including the limitations and implications thereof.

The Company has revised the disclosure on page 7 of the Draft Registration Statement, as requested.

Securities and Exchange Commission

September 3, 2021

Current Status of EsoGuard and EsoCheck, page 7

2.	We note your statements on page 7 and elsewhere that in late 2021, you expect to complete the process of transferring EsoCheck manufacturing to Coastline International Inc., which will increase EsoCheck manufacturing capacity from over ten thousand units per year to over one million units per year. Please disclose whether or not a written agreement is in place between the company and Coastline at this time, and if so, discuss the material terms of such agreement. Please also file the agreement as an exhibit, pursuant to Item 601(b)(10)(ii)(B) or tell us why such filing is not required. To the extent the company has not entered into a formal agreement, please qualify your disclosure accordingly.

The Company has revised the disclosure on page 7 of the Draft Registration Statement and will include the agreement with Coastline as an exhibit to a future amendment of the Draft Registration Statement, as requested. The Company anticipates requesting confidential treatment for the pricing and other terms that are not material and the disclosure of which would competitively harm the Company.

3.	We note your statements on pages 7 and 86 that you held a “successful” first advisory board meeting with medical directors of major insurers which “provided positive feedback and indicated good alignment with [y]our strategic approach”, which implies that coverage will likely be forthcoming. Because this determination is not within the company’s control, please remove or revise these statements and limit the discussion to factual developments to date.

The Company has revised the disclosure on pages 7 and 90 of the Draft Registration Statement to remove the statements, as requested.

Summary Financial Data , page 13

4.	We note here and on page 58 that your pro forma column gives effect to the conversion of your $22.4 million payable into a convertible note that will convert into 11.2 million shares of your common stock. Please explain to us why the conversion of the $22.4 million payable into a $22.4 million convertible note that converts into 11.2 million shares upon the offering impacts your historical cash outstanding. Within your discussion, please explain how you calculated your outstanding pro forma cash to be $4.5 million and outstanding equity to be $5.4 million. Please note that this comment also applies to your pro forma net tangible book value presented on page 57.

The Company has revised the pro forma summary financial information and the pro forma net tangible book value on pages 13, 57, and 58 of the Draft Registration Statement to include financial data as of June 30, 2021 and to treat the conversion of the Convertible Note as a reduction in pro forma total liabilities and an increase in pro forma stockholders’ equity, with no change to pro forma cash.

Securities and Exchange Commission

September 3, 2021

Use of Proceeds, page 55

5.	We note your response to prior comment 5 and your disclosure that you anticipate that the net proceeds of the offering will be sufficient to fund the specified uses. Please further revise to separately state the amount allocated to complete your ongoing ESOGUARD BE-1 and BE-2 clinical trials, the amount allocated to extend your ESOGUARD BE-1 trial to support a dysplasia indication and amount allocated to expand your other clinical trial activities.

The Company has revised the disclosure on page 55 of the Draft Registration Statement to provide for separate specification of the net proceeds to be allocated to the ESOGUARD BE-1 clinical trial, the ESOGUARD BE-2 clinical trial, and the extension of the ESOGUARD BE-1 trial to support a dysplasia indication. The Company further has revised the disclosure to remove reference to other clinical trial activities. The actual amounts to be allocated to each use will be disclosed in a future amendment to the Draft Registration Statement.

Capitalization, page 58

6.	Please explain why you did not include the $17.4 million due to Pavmed, Inc. as of March 31, 2021 within the historical column of this table since this will convert into a convertible promissory note that ultimately converts into common shares within your pro forma column of this table.

The Company has revised the disclosure on page 58 of the Draft Registration Statement to include financial data as of June 30, 2021. This financial data reflects the amounts due to PAVmed as of such date within total liabilities, which amounts include the principal and interest due under the Convertible Note issued in June 2021 and other amounts due to PAVmed incurred since the issuance of the Convertible Note.

Management’s Discussion and Analysis

Results of Operations, page 61

7.	Please clarify the reasons for the increase in research and development expense from the year ended December 31, 2019 to the year ended December 31, 2020.

The Company has revised the disclosure on page 64 of the Draft Registration Statement, as requested.

Securities and Exchange Commission

September 3, 2021

Critical Accounting Policies, page 65

8.	We note your response to comment 6 and that on page F-14 you have granted 1 million restricted shares during the three months ended March 31, 2021 and 65,000 restricted shares subsequent to March 31, 2021. Please provide an updated analysis between the recent valuations of your common stock leading up to the IPO and the estimated offering price that addresses the beneficial conversion feature of the notes, any stock options issued during six months prior to the offering and these restricted shares. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company has provided below an updated analysis of the difference between the recent valuations of its common stock leading up to the initial public offering and the expected offering price, as requested. The following analysis updates, but does not restate, the response provided in our letter to the Staff dated July 13, 2021 (“Prior Letter”). Accordingly, the analysis below should be read together with the response to Comment 6 from the Prior Letter. The analysis below (i) includes a discussion of the restricted stock awards granted during the six months ended June 30, 2021 and (ii) clarifies the response to Comment 6 from the Prior Letter with respect to the Convertible Note vis-à-vis Accounting Standards Update 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815 – 40) (“ASU 2020-06”).

Restricted Stock Awards During the Six Months Ended June 30, 2021

As of June 30, 2021, a total of 1,105,000 shares of restricted stock were granted under the Lucid Diagnostics Inc. 2018 Long-Term Incentive Equity Plan (the “2018 Equity Plan”), with all of the restricted stock awards having been granted during the six months ended June 30, 2021, summarized as follows:

●	A total of 1,040,000 restricted stock awards were granted under the 2018 Equity Plan in March 2021 to certain employees of PAVmed, to a member of the board of directors of the Company (who is also a member of the board of directors of PAVmed), and to the three physician inventors of the intellectual property licensed under the patent license agreement with Case Western Reserve University. The restricted stock awards have a single vesting date of March 1, 2023, and an aggregate grant date fair value of approximately $18.9 million, measured as discussed below. The aggregate estimated fair value is being recognized as stock-based compensation expense ratably on a straight-line basis over the vesting period, which is commensurate with the service period, with the full amount classified in general and administrative expense in the unaudited condensed statement of operations as of and for the six months ended June 30, 2021. The restricted stock awards are subject to forfeiture if the requisite service period is not completed.

●	A total of 65,000 restricted stock awards were granted under the 2018 Equity Plan in April 2021 to an employee of PAVmed Inc. and to a member of the board of directors of the Company. The restricted stock awards have a single vesting date in April 2023, and an aggregate grant date fair value of approximately $1.2 million, measured as discussed below The aggregate estimated fair value is being recognized as stock-based compensation expense ratably on a straight-line basis over the vesting period, which is commensurate with the service period, with approximately $1.1 million classified in general and administrative expense and $0.1 million classified in research and development expense in the unaudited condensed statement of operations as of and for the six months ended June 30, 2021. The restricted stock awards are subject to forfeiture if the requisite service period is not completed.

Securities and Exchange Commission

September 3, 2021

●	Subsequent to June 30, 2021, as of August 30, 2021, an additional 60,000 restricted stock awards were granted under the 2018 Equity Plan to a member of the board of directors of the Company.

The estimated fair value of the restricted stock awards granted under the 2018 Equity Plan, as discussed above, was determined using a probability-weighted average expected return methodology (“PWERM”), which involves the determination of equity value under various exit scenarios and an estimation of the return to the common stockholders under each scenario. In this regard, the Company common stock grant-date estimated fair value was based upon an analysis of future values, assuming various outcomes, based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the Company.

The PWERM principally involved (i) the identification of scenarios and related probabilities; (ii) determine the equity value under each scenario; and (iii) determine the common stock shareholders’ return in each scenario. The two scenarios identified were an initial public offering (“IPO”) of the Company’s common stock (“IPO scenario”); and, to continue as a private company (“stay private scenario”). With respect to the IPO scenario, the valuation of the Company’s common stock was computed using assumptions, including dates of the IPO, to calculate an estimated pre-money valuation; and, with respect to the stay private scenario, an income approach was used, wherein a risk-adjusted discount rate is applied to projected future cash flows. A relative weighting of 75% was applied to the IPO scenario and 25% was assigned to the stay private scenario.

The restricted stock awards granted under the 2018 Equity Plan are discussed in the Company’s unaudited condensed financial statements as of and for the six months ended June 30, 2021 and 2020, in Note 9, Stock-Based Compensation.

Senior Unsecured Promissory Note

Since inception, the Company has been a majority-owned subsidiary of PAVmed and its operations have been funded by PAVmed, with such funding in the form of working capital cash advances and the payment by PAVmed of certain operating expenses on-behalf-of the Company (to which we refer to as “PAVmed OBO Payments”). Additionally, the Company’s daily operations are managed by personnel employed by PAVmed, for which the Company incurs expense according to the provisions of a Management Services Agreement between the Company and PAVmed (“MSA”). The MSA is discussed in the Company’s unaudited condensed financial statements as of and for the six months ended June 30, 2021 and 2020, in Note 4, Related Party Transactions.

Securities and Exchange Commission

September 3, 2021

As discussed in the Company’s unaudited condensed financial statements as of and for the six months ended June 30, 2021 and 2020, in Note 5, Due To: PAVmed Inc., as of June 30, 2021, the Company had a Due To: PAVmed Inc. payment obligation liability of an aggregate of approximately $22.9 million, comprised of: the Convertible Note with a face value principal of $22.4 million, as discussed below; $147,000 of interest expense payable with respect to the Convertible Note; approximately $41,500 with respect to PAVmed Inc. OBO Payments; and $290,000 with respect to the MSA Fee.

The Company issued to PAVmed a Senior Unsecured Promissory Note, dated June 1, 2021, with a face value principal of $22.4 million, an annual interest rate of 7.875%, and a maturity date of May 18, 2028 (referred to in the Draft Registration Statement and in this letter as the “Convertible Note”). The Convertible Note replaced the $22.4 million aggregate amount of the Due To: PAVmed Inc. payment obligations outstanding and payable as of June 1, 2021, comprised of: approximately $15.9 million of working capital cash advances; $2.4 million of PAVmed Inc. OBO Payments; and $4.1 million of MSA Fees.

The Convertible Note provides for the partial or full repayment of the face value principal and accrued but not paid interest thereon by the issue of shares of the Company’s common stock, at a conversion price of $2.00 per share, with such conversion at the election of PAVmed. It is expected PAVmed will convert the principal and unpaid interest expense into shares of the Company’s common stock prior to the consummation of the IPO.

When the Company’s board of directors in September 2019 initially contemplated the issuance of a Senior Unsecured Promissory Note to PAVmed (which note would be convertible into equity) to replace the aggregate amount due to PAVmed, the board authorized a conversion price of $1.50 per share. The initially contemplated conversion price of $1.50 per share (which was subsequently increased to $2.00 per share, as discussed below) was determined by reference to a stock option granted under the 2018 Equity Plan, with such stock option granted to a non-employee consultant, dated July 9, 2019, with an exercise price of $1.50 per share, and an estimated fair value of $0.22 per share. The fair value of the stock option was computed using the Black-Scholes option pricing model, based on the Company’s common stock having an estimated fair value of $0.39 per share. This common stock estimated fair value per share was the average of the estimated fair values as of September 30 and December 31, 2019, which were computed by an unrelated third-party valuation subject matter expert using a discounted cash flow method applied to a multi-year forecast of future cash flows of the Company.

Subsequently, in February 2020, when the Company’s board of directors again considered the issue of a Senior Unsecured Promissory Note to PAVmed, the board authorized an increased conversion price of $2.00 per share, with the higher conversion price determined by reference to the revised terms of the previously contemplated private placement which had been expected to take place prior to the IPO. (As noted in the Company’s response to the previous Comment 6 in the Prior Letter, the Company’s board of directors subsequently decided not to pursue a private placement prior to the IPO.)

It is worth noting, notwithstanding the reference to the contemplated private placement transaction noted above, the $2.00 per share conversion price set by the board of directors was significantly higher than the estimated fair value per share of the Company’s common stock, which was computed quarterly from June 30, 2018 through December 31, 2019 (in each case by the unrelated third-party valuation expert for purposes of stock-based compensation). In this regard, as reported in the Company’s December 31, 2019 balance sheet, the Company had a Due To: PAVmed Inc liability of approximately $5.3 million, which, if the Company had issued shares of common stock at the $0.39 per share noted above, would have resulted in a number of shares greater than the 11.2 million shares which would be issued based on the $22.4 million face value principal and the $2.00 per share conversion price as of June 1, 2021. Accordingly, in the Company’s view, the $2.00 per share conversion price could be argued to be a premium to the historical weighted average fair value per share of the common stock.

Securities and Exchange Commission

September 3, 2021

As described above, the conversion price for the Convertible Note was established, and a substantial portion of the indebtedness underlying the Convertible was incurred, substantially in advance of the IPO. The Company believes that PAVmed continued to advance funds and make payments on behalf of the Company based on its understanding that the Convertible Note would be issued on the terms approved by the board of directors.

Importantly, as noted above, the Convertible Note ultimately was dated June 1, 2021, and, as such there was not an evaluation of its conversion price as a beneficial conversion feature (“BCF”), as it was not required as a result of the elimination of the “BCF Model/Construct” from the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 470, Debt, as a result of the promulgation by the FASB in August 2020 of its ASU 2020-06. In this regard, ASU 2020-06 was adopted by the Company on January 1, 2021, as discussed in the Company’s financial statements as of and for the years ended December 31, 2020 and 2019, in Note 2, Summary of Significant Accounting Policies and Recent Accounting Standards Updates - Recent Accounting Standards Updates.

Comparison to Offering Price Range

Based upon preliminary discussions with the lead underwriters, the Company expects offering price per share in the initial public offering will exceed the conversion price of the Convertible Note. The determination of the offering price will be subject to various factors, including, but not limited to, then-current market conditions and subsequent business, market and other developments affecting the Company and its markets.

The Company believes that the difference between the historical fair value of its common stock and the expected offering price is the result of the following factors:

●	Stock Market Conditions. The expected offering price will take into consideration the valuation and performance of companies that the underwriters believe will be comparable to the Company, as well as the recent performance of successful initial public offerings outside of the Company’s line of business.

●	Increased Probability of an IPO and Substantially Enhanced Liquidity and Marketability of the Company’s Common Stock. The prior valuations reflected the illiquidity of the Company’s common stock at the time, as well as the uncertainty of an initial public offering. The expected offering price, on the other hand, represents the estimated fair value of freely tradable unrestricted common stock that will be sold in the public markets without discounts for illiquidity and lack of marketability.

●	Enhanced Balance Sheet and Financial Resources. The expected offering price assumes a successful offering which provides the Company with proceeds that (a) substantially strengthen the Company’s balance sheet as a result of increased cash and access to public company debt and equity markets and (b) increase the probability that the Company will be successful in its product development initiatives.

Securities and Exchange Commission

September 3, 2021

●	Product Development Milestones. Upon acquiring the product license, the Company developed a strategic plan for regulatory approvals and commercial launch of initially laboratory developed test (LDT) and longer-term plan to receive PMA approval from the FDA for EsoGuard and EsoCheck as an IVD device via clinical trials. Since that time, the Company has advanced the strategic plan and has initiated the product launch, expanded the product pipeline, and commenced a clinical trial to pursue an FDA approval for a medical device. Many of the significant business milestones were achieved after the price of the Convertible Note was considered by the Company’s board of directors, as follows:

○	In June 2019, EsoCheck received 510(k) clearance from the FDA.

○	In September 2019, the Company entered into an agreement with a clinical research organization to assist with two ongoing clinical trials for EsoGuard and EsoCheck as an IVD.

○	In October 2019, the Company had a pre-submission meeting with the FDA seeking FDA guidance on the clinical development plan it was undertaking, consisting of a screening study and a case control study, in support of a future PMA submission to approve EsoCheck and EsoGuard as an IVD medical device. However, the Company did not enroll its first patient in the February 2020.

○	In December 2019, the Company’s contract laboratory partner became CLIA certified to perform the EsoGuard test and the first patients were tested.

○	In February 2020, the FDA granted the Company Breakthrough Device Designation for its EsoGuard Esophageal DNA Test.

○	In October 2020, CMS made a reimbursement determination for EsoGuard.

○	In May 2021, EsoCheck received CE Mark certification in Europe.

○	In July 2021, the Company entered into an agreement with UpScript, LLC to develop and operate a web-based platform for telemedicine consultations.

○	In July 2021, the Company entered into an agreement to transfer the EsoCheck manufacturing to high-volume manufacturer Coastline International Inc.

○	In August 2021, the Company began testing patients referred by primary care physicians at three Lucid Test Centers.

Conclusion

In light of the foregoing, the Company believes the actions of the Company’s board of directors to estimate the fair value of its common stock complied with the requirements of Financial Accounting Standards Board’s Accounting Standards, the AICPA accounting and valuation guide and the Internal Revenue Code of 1986, as amended.

Index to Financial Statements

Notes to Condensed Financial Statements

Note 3. Agreements Related to Acquired Intellectual Property Rights, page F-8

9.	We note your response to comment 11. As previously requested, please quantify here and on page F-31 the amounts in which you may be required to pay and the respective conditions that would require payment of the milestones as well as the minimum royalty or tell us why additional disclosure is not required.

The Company has revised the disclosure on pages F-8 to F-9 and F-34 to F-35 of the Draft Registration Statement, as requested.

* * * * * * * * * * * * *

Securities and Exchange Commission

September 3, 2021

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Eric T. Schwartz
Eric T. Schwartz

cc.	Lishan Aklog, M.D.